Exhibit (a)(40)

RAMIRO SÁNCHEZ DE LERÍN GARCÍA-OVIES
General Secretary and
Secretary to the Board of Directors
TELEFÓNICA, S.A.

TELEFÓNICA, S.A., as provided in article 82 of the Spanish Stock Market Act (Ley del Mercado de  Valores), hereby reports the following:

SIGNIFICANT EVENT

Further to the information filed on October 13, a Special Meeting of Shareholders of COMPAÑÍA DE TELECOMUNICACIONES DE  CHILE, S.A. (“CTC”) was held today, October 28, to vote on the amendment of certain provisions of CTC’s by-laws, which constituted a condition for the validity of the Tender Offer for CTC shares launched by INVERSIONES TELEFÓNICA INTERNACIONAL HOLDING, LTDA., on September 17, 2008, and amended on October 13.

The proposed amendment to CTC’s by-laws consisted on the removal of the 45% limit on the maximum stake that may be held by a single CTC shareholder. The majority required to pass the resolution is a 75% of the total number of shares of  CTC.

At the Special Meeting of Shareholders of CTC held today, 85.9% of the share capital voted in favour of the by-law Amendment, with 0.2% voting against. Consequently, the by-law Amendment was approved.

Accordingly, the aforementioned Tender Offer will proceed in accordance with the established schedule.

Madrid, October 28th, 2008